Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(7,625)	$(936)	$4,712	$2,764	$3,822
Add:
Distributed earnings from equity in unconsolidated affiliates	29	11	16	19	4
Fixed charges	791	634	554	511	445
Subtotal	(6,805)	(291)	5,282	3,294	4,271
Less:
Equity in earnings of unconsolidated affiliates	31	28	15	9	14
Total earnings (loss) available for fixed charges	$(6,836)	$(319)	$5,267	$3,285	$4,257

Fixed charges:
Interest expense	$698	$463	$396	$339	$305
Rental expense representative of interest	93	171	158	172	140
Total fixed charges	$791	$634	$554	$511	$445

Ratio of earnings to fixed charges	(a)	(a)	9.5	6.4	9.6
(a) Total earnings (loss) available for fixed charges for the years ended December 31, 2016 and December 31, 2015 were inadequate to cover fixed charges by $7.6 billion and $953 million, respectively. Reported losses during these periods were primarily due to Baker Hughes related costs and termination fee of $4.1 billion and impairments and other charges of $3.4 billion for the year ended December 31, 2016, and impairments and other charges of $2.2 billion for the year ended December 31, 2015.